KILEY PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	792,834
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,336
Loss of disposal of property and equipment		2,862
Change in accounts receivable - clearing broker		241,649
Change in accounts receivalbe - other broker		119
Change in securities owned		422,600
Change in other assets		5,062
Change in accounts payable		(20,702)
Change in accrued expenses		(84,930)
Change in payable to clearing broker		(442,516)
Change in due to related party		(7,335)
Change in lease deposit		2,000
NET CASH PROVIDED BY OPERATING ACTIVITIES		917,979
CASH FLOWS FROM INVESTING ACTIVITIES:		
Change in deposit with clearing broker		(1,470)
NET CASH PROVIDED BY INVESTING ACTIVITIES		(1,470)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder		(955,267)
NET CASH USED BY FINANCING ACTIVITIES		(955,267)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(38,758)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		176,841
End of year	$	138,083
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$	230

See accompanying notes.